Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 24, 2023

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Registration Statement on Form F-1 Submitted November 9, 2023

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter to inform the Staff that the Company is publicly filing the Amendment No.1 to its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. As communicated previously, the Company has included certain financial information relating to the nine months ended September 30, 2022 and 2023 in the recent development section of the Registration Statement, as well as certain other updates.

Subject to the review of the Staff, the Company currently plans to file another amendment to the Registration Statement containing the estimated offering size and price range on or around December 1, 2023 and commence its roadshow and related marketing activities shortly thereafter. The Company currently plans to request that the Staff declare the effectiveness of the Registration Statement on or about December 7, 2023. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

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November 24, 2023

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP

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